U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Feinberg                        Stephen
--------------------------------------------------------------------------------
    (Last)                          (First)              (Middle)

     c/o Cerberus Capital Management, L.P., 450 Park Avenue - 28th Floor
--------------------------------------------------------------------------------
                                    (Street)

     New York                         New York               10022
--------------------------------------------------------------------------------
    (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     October 10, 2002
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     ICG Communications, Inc. (ICGCV)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [  ]  Director                             [X*]  10% Owner
     [  ]  Officer (give title below)           [  ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [X*]  Form filed by One Reporting Person

     [  ]  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                             3. Ownership Form:
                                   2. Amount of Securities      Direct (D) or
1. Title of Security                  Beneficially Owned        Indirect (I)      4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                         (Instr. 4)                (Instr. 5)           (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

    Common Stock, par value            727,819*                   I*                  By corporation and limited partnerships*
      $0.01 per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

                                           **                                      *           *           *                       *
Warrant                   Immed.    7/25/07          Common Stock, par      180,000       $9.12           I             By limited
                                                     value $0.01 per share                                              liability
                                                                                                                        company
------------------------------------------------------------------------------------------------------------------------------------
                                           **                                      *           *           *                       *
Nominal Warrant           Immed.    7/25/07          Common Stock, par      426,316       $0.01           I             By limited
                                                     value $0.01 per share                                              liability
                                                                                                                        company
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   *           *           *                       *
Warrant                   Immed.    10/10/07         Common Stock, par       81,490       $9.12           I             By corpor-
                                                     value $0.01 per share                                              ation and
                                                                                                                        limited
                                                                                                                        partnerships
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:


* Pursuant to the Second Amended Joint Plan of Reorganization of ICG Communications, Inc. and its Affiliated Debtors and Debtors in Possession (the "Plan"), which became effective on October 10, 2002, Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("International") and Cerberus Institutional Partners, L.P., ("Institutional"), are to be issued, in the aggregate, approximately 727,819 shares of the common stock, par value $0.01 per share (the "Shares"), of ICG Communications, Inc. (the "Company"), and warrants to purchase an aggregate of approximately 81,490 additional Shares (subject to adjustments in certain circumstances). Although the Plan became effective on October 10, 2002, the Shares and warrants to be issued pursuant to the Plan have not yet been issued by the Company. In addition, Madeleine L.L.C. ("Madeleine") is the holder of warrants to purchase an aggregate of 606,316 Shares (subject to adjustments in certain circumstances). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company to be issued to and/or owned by each of Cerberus, International, Institutional and Madeleine. Stephen Feinberg's interest in such securities is limited to the extent of his pecuniary interest in Cerberus, International, Institutional and Madeleine, if any.

** The right to exercise these warrants and these nominal warrants expires on the later of July 25, 2007 and the date that a registration statement covering the Shares underlying such warrants and nominal warrants becomes effective.



           /s/ Stephen Feinberg                            October 31, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          Page 2